

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Virgilio Gibbon
Chief Executive Officer
Afya Limited
Alameda Oscar Niemeyer , No. 119
Room 504
Vila da Serra
Nova Lima Minas Gerais – MG, Brazil

> **Re:  Afya Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38992**

Dear Virgilio Gibbon:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services